Exhibit 99.1

Guardforce AI Plans to Expand Robotics as a Service (RaaS) to China’s Greater Bay Area

NEW YORK, January 14, 2022 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider, announced today, the planned expansion of its Robotics as a Service (RaaS) offering with the proposed acquisition of Shenzhen Keweien Robot Service Co., Ltd (“SZ”) and Guangzhou Kewei Robot Technology Co., Ltd (“GZ”). The proposed acquisition is scheduled to be completed by the end of February 2022.

The purchase price will be based upon a valuation that is equal to 0.55-times five years (from year 2022 to year 2026) projected average revenue for both SZ and GZ, which is estimated to be US$10,000,000 and will be paid in a mix of cash (10%) and Company restricted shares (90%) at price per share US $4.20. The acquisition is subject to, among other things, the satisfactory completion of due diligence by the Company, the entry into definitive agreements and any required third-party consents.

Lei Wang, CEO of Guardforce AI, commented, “This strategic acquisition is emblematic of Guardforce AI’s growth strategy of acquiring successful companies that are leaders in their field. This development is expected to contribute to our goal of scaling operations while providing swift entry into highly evolving markets. China’s surging focus in robotics development and AI applications makes this proposed acquisition a natural fit for us. As a result of this proposed acquisition, we will gain an incredibly experienced and established sales team. Upon the completion, SZ and GZ will benefit from Guardforce AI’s global scale and presence, allowing them enhanced international opportunities.”

SZ and GZ are based in the Greater Bay Area, one of the fastest-growing economic regions in China with both Shenzhen and Guangzhou ranking among the top 10 largest Chinese cities and in the top 30 globally. SZ and GZ derive revenues from AI robotic services which automate repetitive tasks, making them less labor intensive in the hospitality, healthcare, property management, and government sectors.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforce.ai

Forward Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu

Email : yu.hu@guardforceai.com